UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2017

Commission File Number: 000-50975

China Finance Online Co. Limited
(Translation of registrant’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization)

17th Floor of Fuzhuo Plaza A
NO.28 Xuanwai Street, Xicheng District
Beijing, China 100052
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China Finance Online Provides Update on Its Subsidiary

iSTAR International Futures Co. Limited (now known as Rifa Futures Limited (“Rifa Futures”)), a subsidiary of the Company, resolved a disciplinary action with the Securities and Futures Commission of the Hong Kong SAR (the “SFC”) on April 12, 2017. The disciplinary action was instituted against Rifa Futures by the SFC under section 194 of the Securities and Futures Ordinance with respect to Rifa Future’s internal control deficiencies during the period between January 1, 2014 and July 31, 2014 (the “Relevant Period”). The SFC found that during the Relevant Period, Rifa Futures failed to take sufficient steps to mitigate the risk of unlawful money remittance when handling third party deposits and transfers to be in compliance with the applicable regulatory requirements. The SFC issued a press release on April 12, 2017 reprimanding Rifa Future and announcing a fine against Rifa Futures in the amount of HK$3 million. In the press release, the SFC also acknowledged that (i) Rifa Futures has taken steps to remediate its internal control deficiencies; (ii) Rifa Futures cooperated with the SFC in resolving the disciplinary proceeding; (iii) Rifa Futures agreed to engage an independent reviewer to conduct a review of its internal controls; and (iv) Rifa Futures has an otherwise clean disciplinary record.

All the responsible officers and other key staff responsible for the internal control deficiencies that are the subject of the disciplinary action have ceased to be employed by Rifa Futures. The HK$3 million fine has been reflected in the unaudited financial results of the fourth quarter ended December 31, 2016, which is contained in the press release filed as Exhibit 99.1 to the Form 6-K submitted to the Securities and Exchange Commission on April 13, 2017.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: April 14, 2017	By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer